Moving Forward... **Together**



Codorus Valley Bancorp, Inc.

2011 Annual Report



If everyone is ***moving forward together,*** then success takes care of itself. —Henry Ford

To Our Shareholders

We will look back on 2011 as a year of significant accomplishments by our Company and continued, limited economic recovery for our nation. Presently, 25 million people remain unemployed or unable to find meaningful work at their current skill levels. To put this in perspective, the number of jobs lost during the Great Recession was almost twice the number lost in any one of the last four recessions, and was the biggest recession in terms of job losses of any recession since World War II. Adding to the nation's issues, due to our political leaders being unable to produce a long-term plan to reduce the federal budget deficit, the credit agency Standard & Poor's reduced the United States' sterling AAA credit rating for the first time in 70 years.

Concurrently, Europe's sovereign-debt crisis loomed over U.S. markets and threatened to spin out of control. Europe's financial system was shaken to its very core as Portugal became the third European country, after Greece and Ireland in 2010, to require a government bailout as its borrowing costs soared. Along-the-way, Spain and Italy would also need financial assistance.

Couple the foregoing with natural disasters experienced around the world, such as the Japanese earthquake/tsunami which crippled the Fukushima Dai-ichi nuclear reactor, and the tornados, hurricanes and floods experienced in our nation, and 2011 will leave an indelible mark in our memories. In spite of all of this, as a Company and community, we carried on with our duties and continued ***moving forward together.***

Codorus Valley Bancorp, Inc. is blessed to be staffed with good people, doing their absolute best to meet the needs of our clients, being purposeful and resolute during these troubling times. As a result of their efforts in 2011, Codorus Valley, primarily through its financial services subsidiary PeoplesBank, realized a significant financial achievement, closing the year with over $1 billion in total assets. In addition, total deposits ended the year at $854 million, a six percent increase over 2010. I'm pleased to announce that PeoplesBank now maintains 13 percent of the market share and is the second largest financial institution as measured by total deposits in York County. Last year PeoplesBank captured 93% of total York County deposit growth and over the past five years, PeoplesBank has captured 86% of total York County deposit growth among commercial banks and savings institutions.

For 2011, net income available to common shareholders was $5.3 million, up slightly from the $5.2 million realized in 2010. Total loans ended 2011 at $696 million, an increase of eight percent over 2010 and total equity was up 22 percent, ending 2011 at $93 million.

Additional 2011 financial performance information for Codorus Valley Bancorp, Inc. is contained in the Form 10-K.

Over the past year, we were pleased to announce the addition of three individuals to the Board of Directors of both Codorus Valley and PeoplesBank. They are: Cynthia A. Dotzel, CPA, a practicing Certified Public Accountant and a principal in the firm SF & Company; Jeffrey R. Hines, P.E., President and Chief Executive Officer of the York Water Company; and Harry R. Swift, Esq., General Counsel and Secretary to both Codorus Valley and PeoplesBank. We are very glad that these highly respected and community-minded individuals have agreed to share their time and talents as members of the Board of Directors of our companies.

In August 2011, we opened our eighteenth full service financial center in Westminster, the county-seat of Carroll County, Maryland. This location continues our expansion into the Maryland market, following the opening of offices in Hunt Valley and Bel Air during 2008. Since 2008, those two locations have generated in excess of $144 million in new loans and gathered over $33 million in total deposits. The Westminster location is managed by Vice President Roderick G. Morrison. Rod is joined by Vice President Brian M. Warner and a talented support staff.

During the year we announced a number of promotions and additions to the staff. Stephen M. Altland was promoted to Senior Vice President and leader of the Wealth Management Division. Mr. Altland has over 25 years experience in the financial services industry and is well-qualified to lead the Wealth Management Division; which includes $135 million in total assets under management in the Trust Division and $142 million within Codorus Valley Financial Advisors, Inc. To assist Mr. Altland, we added Anna M. Lamond, Vice President / Trust Advisor and Victoria A. Schofield, Vice President / Codorus Valley Financial Advisors, Inc., to the staff.

About Our Company

Incorporated in 1986, Codorus Valley Bancorp, Inc. is a one-bank holding company that provides a full range of financial services through its principal subsidiary, PeoplesBank, A Codorus Valley Company. As a publicly-held corporation, common stock in Codorus Valley Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, located at 105 Leader Heights Road, York, Pennsylvania 17403.

PeoplesBank, with origins dating back to 1864, is the largest independent community bank headquartered and managed in York County, Pennsylvania. Focused on acquiring and nurturing financial relationships with small and mid-sized businesses and consumers, PeoplesBank provides business, personal, and mortgage banking services as well as wealth management and real estate settlement services throughout its network of eighteen financial centers located in York County, Pennsylvania and Baltimore, Harford, and Carroll Counties in Maryland.

Selected Financial Data

	2011	2010	2009	2008	2007
Summary of operations *(in thousands)*					
Interest income	$ 45,411	$ 44,027	$ 40,310	$ 36,732	$ 39,169
Interest expense	12,359	13,154	16,358	15,809	18,489
Net interest income	33,052	30,873	23,952	20,923	20,680
Provision for (recovery of) loan losses	4,935	2,990	3,715	1,870	(554)
Noninterest income	7,358	7,574	7,497	6,665	5,688
Noninterest expense	27,079	28,116	24,491	20,044	18,368
Income before income taxes	8,396	7,341	3,243	5,674	8,554
Provision (benefit) for income taxes	1,617	1,133	(191)	1,209	2,180
Net income	6,779	6,208	3,434	4,465	6,374
Preferred stock dividends and discount accretion	1,460	980	957	0	0
Net income available to common shareholders	$ 5,319	$ 5,228	$ 2,477	$ 4,465	$ 6,374
Per common share *(adjusted for stock dividends)*					
Net income, basic	$ 1.28	$ 1.28	$ 0.61	$ 1.13	$ 1.64
Net income, diluted	$ 1.27	$ 1.28	$ 0.61	$ 1.12	$ 1.61
Cash dividends paid	$ 0.35	$ 0.25	$ 0.26	$ 0.51	$ 0.56
Stock dividends distributed	-	-	-	5%	5%
Book value	$ 16.24	$ 14.51	$ 13.60	$ 12.99	$ 12.33
Tangible book value	$ 16.19	$ 14.44	$ 13.52	$ 12.90	$ 12.23
Cash dividend payout ratio	27.3%	19.6%	42.3%	45.1%	33.8%
Weighted average shares outstanding	4,158,550	4,093,192	4,042,910	3,965,996	3,881,501
Weighted average diluted shares outstanding	4,185,008	4,099,475	4,042,910	3,990,956	3,965,980
Profitability ratios					
Return on average shareholders' equity (ROE)	8.04%	8.12%	4.88%	8.91%	13.91%
Return on average assets (ROA)	0.69%	0.67%	0.41%	0.71%	1.11%
Net interest margin	3.73%	3.72%	3.18%	3.63%	3.94%
Efficiency ratio	64.20%	69.87%	74.63%	70.59%	67.38%
Net overhead ratio	2.02%	2.24%	2.07%	2.14%	2.20%
Capital ratios					
Tier 1 risk-based capital	13.35%	12.51%	11.83%	10.03%	12.14%
Total risk-based capital	14.55%	13.64%	12.90%	10.80%	12.86%
Average shareholders' equity to average assets	8.56%	8.29%	8.43%	7.94%	7.96%
Summary of financial condition at year-end *(in thousands)*					
Investment securities	$ 237,496	$ 226,603	$ 178,454	$ 77,287	$ 84,369
Loans	696,384	645,839	647,143	580,451	447,497
Assets	1,012,132	957,332	892,831	702,766	594,607
Deposits	854,399	806,110	722,957	598,129	511,968
Borrowings	56,885	68,805	92,748	47,779	30,660
Equity	93,242	76,539	72,012	52,181	48,415
Other data					
Number of bank offices	18	17	17	17	14
Number of employees *(full-time equivalents)*	203	198	201	200	179
Wealth Management assets, market value *(in thousands)*	$ 277,505	$ 368,985	$ 325,482	$ 261,153	$ 320,655

Board of Directors
Codorus Valley Bancorp, Inc. and PeoplesBank

Rodney L. Krebs
Chairman, Codorus Valley Bancorp, Inc.
and PeoplesBank
President, Springfield Contractors, Inc.

Larry J. Miller
Vice Chairman, President
and Chief Executive Officer,
Codorus Valley Bancorp, Inc. and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorney at Law

Cynthia A. Dotzel, CPA
Principal and Practicing CPA
SF & Company

Jeffrey R. Hines, P.E.
President and Chief Executive Officer
The York Water Company

MacGregor S. Jones
Retired Automobile Dealer

William H. Simpson
Vice Chairman, Susquehanna Real Estate LP

Dallas L. Smith
President, Bruce V. Smith, Inc.

Harry R. Swift, Esquire
General Counsel and Secretary,
Codorus Valley Bancorp, Inc. and PeoplesBank

Hon. Michael L. Waugh
28th Senatorial District, York County

Corporate Officers
Codorus Valley Bancorp, Inc.

Larry J. Miller
President and Chief Executive Officer

Harry R. Swift, Esquire
Vice President and Secretary

Diane E. Hill, CPA
Vice President and Auditor

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

PeoplesBank Leadership Group

Larry J. Miller
President and Chief Executive Officer
717-747-1500

Harry R. Swift, Esquire
Executive Vice President and Secretary
717-747-1501

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer
717-747-1502

Stephen M. Altland
Senior Vice President,
Wealth Management Division
717-747-1585

Matthew A. Clemens, SPHR
Senior Vice President,
Human Resources Division
717-747-1507

Lynn D. Crenshaw
Senior Vice President,
Retail Sales and Services Division
717-747-1509

Kent A. Ketterman
Senior Vice President,
Senior Business Advisor
717-747-1506

Jeffrey A. Snyder
Senior Vice President,
Chief Lending Officer
717-747-1515

Todd A. Tyson, CFSSP, CBAP
Senior Vice President,
General Services Division
and Security Officer
717-747-1510

Scott T. Weaver
Senior Vice President, Cashier,
and Chief Credit Officer
717-747-1508

Nathan A. Eifert
Vice President,
Director of Marketing
717-747-1520

Gregg A. Elicker
Vice President,
Chief Information Officer
717-747-1586

Diane E. Hill, CPA
Vice President,
Auditor
717-747-1550

Keith L. Sheffer
Vice President,
Mortgage Banking Division
717-747-1540

Common Stock, Dividend, and Broker Information

The common shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 1,995 holders of record as of March 8, 2012. The closing price per share of Codorus Valley's common stock on March 8, 2012 was $10.85. The following table sets forth high and low sales prices and dividends paid per common share for Codorus Valley as reported by NASDAQ during the periods indicated.

	2011			2010		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$11.23	$ 9.30	$0.08	$7.40	$5.00	$0.03
Second	11.25	10.02	0.09	9.15	6.70	0.06
Third	11.00	8.75	0.09	8.51	7.05	0.08
Fourth	9.75	8.23	0.09	9.50	8.03	0.08

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
1-800-842-8928

RBC Wealth Management
1-800-344-4413

Internet Information

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select About Us, then select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 15, 2012, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075. Phone 1-800-468-9716.

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.



PeoplesBank Directors Emeritus

M. Carol Druck
Barry A. Keller
Donald H. Warner

Bank Officers and Managers

Thomas W. Hodgins
Senior Vice President
Director, Maryland Banking Group

Lorrie A. Schenning
Senior Vice President, Business Banking

Brian W. Caler
Vice President, Business Banking

M. Scott Elliott
Vice President, Business Banking

Tammy L. Ford
Vice President
Director, Client Relationship Management

Jeffrey E. Grove
Vice President, Business Banking

Joseph P. Hackett
Vice President, Senior Private Banking Advisor

Anna M. Lamond
Vice President, Trust Advisor

Roderick G. Morrison
Vice President, Business Banking

Dawn C. Paul
Vice President, Controller

Stephen T. Sherman
Vice President, Business Banking

Brian M. Warner
Vice President, Business Banking

Brady J. Barnes
Assistant Vice President, Business Banking

Rose M. Detter
Assistant Vice President,
Retail Client Relationship Manager

Stephen P. Doud
Assistant Vice President and Manager,
Information Technology

Susannah W. Groves, CTP
Assistant Vice President,
Cash Management Advisor

Steven E. Miller
Assistant Vice President, Loan Review Officer

Carol E. Montony
Assistant Vice President and Manager,
Client Care Center

Kelly L. Rosenzweig
Assistant Vice President,
Senior Financial Analyst

Timothy S. Wise
Assistant Vice President and Manager,
Loan Services

Lorraine L. Baldwin
Deposit Services Manager

Mary C. Buck, CBA, CRCM
Compliance Officer

Phyllis A. Crumley
Retail Services Officer

Lindsay M. Heist
Human Resources Officer

Debra A. Messersmith
Manager, Retail Support

Suzanne D. Meszaros
Settlement Manager

Stephanie R. Miller
Trust Officer

Mary Anne Seitz
Training Manager

Trudy L. Stoner
Training Officer

Natalie L. Thompson
Payroll and Benefits Officer

Tamara L. Wildasin
Senior Commercial Credit Review Officer

Financial Center Regional Managers

John S. Eaton, Jr.
Vice President

Carol A. Gross
Assistant Vice President

Dawn M. Muir
Assistant Vice President

Barbara J. Wilson
Assistant Vice President

Financial Center Managers

Christopher M. Aulbach
Assistant Vice President

Marisa G. Baublitz
Assistant Vice President

James W. Coombes
Assistant Vice President

Nathan D. Fischer

Wanda M. Hartlaub

Terry R. Kernan

Connie L. Kiser
Assistant Vice President

Wendy M. Livingston

Algard P. Shaffer
Assistant Vice President

Michele K. Shearer

Codorus Valley Financial Advisors, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Victoria A. Schofield
Vice President

Todd A. Tyson, CFSSP, CBAP
Vice President

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Registered Representatives

Steven E. Poff

Richard B. Shuster

David J. Tushingham

SYC Settlement Services, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Scott T. Weaver
Vice President

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Contact Information

To contact any Financial Center, the Client Care Center, or any bank employee, please call us at 717-846-1970 or 1-888-846-1970.

Electronic Access

Internet banking and online bill payment services are available at **www.peoplesbanknet.com.** PhoneconnecT® 24-hour telephone banking may be accessed by calling 717-747-1555 or 1-888-767-1555.

For location information and hours, visit **www.peoplesbanknet.com**. All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® ATM Network.



We continued to implement the Client Relationship Management (CRM) initiative approved by the Board of Directors last year. This comprehensive strategy, which has been branded internally as BRAVO!, will enhance client satisfaction across all business lines while also advancing the acquisition of new and expansion of existing client relationships. Tammy L. Ford was promoted to Vice President/Director of CRM and continues to lead the Company through the implementation of the BRAVO! initiative.

I am saddened to report that in March 2011, a dear friend, advisor and dedicated public servant, Bernard F. Young, passed away. "Nardie," as everyone called him, served our Company and our Country faithfully, with distinction and fidelity. He was a member of PeoplesBank's Board of Directors from 1963 until reaching mandatory retirement in 1988. He was a founding member of Codorus Valley's Board of Directors, and served as Vice President. His warmth, sincerity and smile were ever-present. Nardie was dearly loved and is missed by all.



Recently the Dow Jones industrial average briefly closed above the psychological barrier of 13,000, last surpassed in May 2008. This recent stock surge has lifted the Dow Jones industrial average 6.4 percent so far in 2012, and the Dow average has now doubled in the nearly three years since the depths of the financial crisis in March 2009. The unemployment rate has fallen to 8.3 percent, after peaking at 10 percent in October 2009 and consumer confidence continues to rise; all of which are positive signs for our economy and our Country.

While the economy does appear to be moving forward, the residual impact of the Great Recession from a regulatory perspective on Codorus Valley is just now being felt. In response to the Great Recession, 2011 saw the implementation of the Dodd-Frank Act (the "Act"), one of the most sweeping regulatory reforms of the financial services industry in decades. As a result of the Act, five new federal agencies were added to provide oversight of the banking industry, including the Consumer Financial Protection Bureau (CFPB), adding yet another costly layer of federal bureaucracy through which bankers must now navigate. To provide perspective, PeoplesBank's regulatory compliance staff consisted of one person ten years ago. Today, due to Dodd-Frank and predecessor legislation such as Sarbanes-Oxley, PeoplesBank's compliance-related staff is comprised of five professionals and is lead by in-house Counsel.

It has been said that the only constant in life is change, and that is certainly true when one considers the regulatory oversight under which we currently function. The business of banking is also undergoing change. Banks have to sell more products to more people. We have to determine which clients, products, business lines and branch locations make money and then focus the Company's capital, training and technology in those areas in order to prosper and survive. We believe the BRAVO! initiative currently being implemented is not only a tool but a mindset that will assist us in determining the foregoing. And we strongly believe we have the people with the necessary talent, skills and determination to implement the Company's strategic business plans into the future.

To everyone associated with Codorus Valley Bancorp, Inc., thank you for your efforts on behalf of our Company and the communities we serve. And thank you, our shareholders, for your confidence, financial support and continued long-term investment in Codorus Valley Bancorp, Inc.

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and PeoplesBank

Codorus Valley Bancorp, Inc. • Codorus Valley Corporate Center • 105 Leader Heights Road • York, PA 17403-5137 • (717) 747-1519
www.peoplesbanknet.com

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